FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           May 30, 2003

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	30 th May 2003	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULE A

ISSUER DETAILS

NAME OF ISSUER: INDO-PACIFIC ENERGY LTD.

ISSUER ADDRESS: 284 KARORI ROAD,

WELLINGTON,

NEW ZEALAND

ISSUER TELEPHONE NUMBER: (64) 4 476 2717

ISSUER FACSIMILE NUMBER: (64) 4 476 0120

CONTACT NAME AND POSITION: DAVID BENNETT, PRESIDENT AND CEO

CONTACT TELEPHONE NUMBER: (64) 4 476 2717

CONTACT EMAIL ADDRESS: mail@indopacific.co.nz

WEB SITE ADDRESS: www.indopacific.com

FOR THE QUARTER ENDED: MARCH 31, 2003

DATE OF REPORT: MAY 30, 2003

CERTIFICATE

THE ONE SCHEDULE REQUIRED TO COMPLETE THIS REPORT IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Bennett” David Bennett 02/05/30

DIRECTOR’S SIGNATURE PRINT FULL NAME DATE SIGNED (YY/MM/DD)

“David McDonald” David McDonald 02/05/30

DIRECTOR’S SIGNATURE PRINT FULL NAME DATE SIGNED (YY/MM/DD)

INDO-PACIFIC ENERGY LTD.
Consolidated Interim Balance Sheets
(Expressed in United States Dollars)

As at	March 31, 2003	December 31, 2002
	(Unaudited – Prepared by Management)	(Audited)

Assets

Current
Cash and short term deposits	631,148	1,292,827
Accounts receivable	592,052	709,895
Inventory	9,038	5,423
Prepaid expenses and deposits	117,243	150,112

	1,349,481	2,158,257

Due from related parties (Note 4)	54,495	52,065
Property and equipment	22,906	28,455
Oil and gas properties (Note 3)	8,037,313	7,523,168

Total Assets	$ 9,464,195	$ 9,761,945

Liabilities

Current
Accounts payable and accrued liabilities	480,030	383,577

Total Liabilities	$ 480,030	$383,577

Stockholders’ Equity
Common stock without par value (Note 6);
unlimited number of shares authorized;
Issued and outstanding at March 31, 2003:
and December 31 2002; 7,739,324 shares;	20,478,365	20,478,365
Contributed surplus	311,266	274,080
Accumulated deficit	(11,805,466)	(11,374,077)

Total Stockholders’ Equity	$ 8,984,165	$ 9,378,368

Total Liabilities and Stockholders’ Equity	$ 9,464,195	$ 9,761,945

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Consolidated Interim Statements of Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31,	Mar 2003	Dec 2002

Deficit – Beginning of period	($11,374,077)	($8,547,307)

Net profit / (loss) for the period	(431,389)	(2,826,770)

Deficit – End of period	($11,805,466)	($11,374,077)

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

Three Months/ Period Ended March 31, 2003	Three Months/ Period Ended March 31, 2002

Production Income:
Oil and gas sales	80,149	663,192
Production costs	(123,932)	(176,496)
Royalties	(3,643)	(31,799)
Depletion	(13,818)	(43,829)

Production Income/(Deficit)	($ 61,244)	$ 411,068

Other Income
Interest income	2,567	12,224

Expenses
General and administrative (Schedule)	(320,769)	(154,411)
Compensation Cost	(37,186)	-
Write-off of oil and gas properties	(14,757)	-
Total Expenses	(372,712)	(154,411)

Net income / (deficit) for the period	(431,389)	268,881

Deficit – Beginning of period	(11,374,077)	(8,547,307)

Deficit – End of period	($11,805,466)	($8,278,426)

Basic earnings / (loss) per share	($ 0.06)	$ 0.04

Diluted earnings / (loss) per share	($ 0.06)	$ 0.04

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

Three Months/ Period Ended March 31, 2003	Three Months/ Period Ended March 31, 2002

Operating Activities

Net Income / (deficit) for the period	($ 431,389)	$ 268,881
Adjustments to reconcile net profit to
cash applied to operating activities:
Depletion	13,818	43,829
Amortization	5,549	6,687
Compensation Expense	37,186	-
Write Down of Oil & Gas Properties	14,757	-
Changes in non-cash working capital:
Accounts receivable	117,843	(606,314)
Stock	(3,615)	-
GST Receivable / GST Payable	94,173	(31,943)
Due from related parties	(2,430)	11,956
Prepaid expenses and deposits	32,869	91,859
Accounts payable and accrued liabilities	2,280	127,644

Net cash used in operating activities	(118,959)	(87,401)

Financing Activity

Net cash provided by financing activity	-	-

Investing Activities

Loan receivable from related party	-	-
Purchase of property and equipment	-	-
Oil and gas properties, net of recoveries	(542,720)	(865,071)

Net cash used in investing activities	(542,720)	(865,071)

Net decrease in cash during the period	(661,679)	(952,472)

Cash and short-term deposits -
Beginning of year	1,292,827	3,282,007

Cash and short-term deposits - End of period	$ 631,148	$ 2,329,535

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Consolidated Interim Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

Three Months/ Period Ended March 31, 2003	Three Months/ Period Ended March 31, 2002

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit	$ 37,333	$ 10,550
Amortization	5,549	6,687
Consulting fees	19,997	17,644
Corporate relations and development	39,560	810
Filing and transfer agency fees	175	508
Foreign exchange (gain) / loss	(11,232)	23,279
Insurance	119,507	-
Legal	12,195	5,721
Office and miscellaneous	18,085	47,677
Printing	206	17,634
Rent (Note 4)	6,980	6,767
Telephone	4,330	3,841
Travel and accommodation	2,882	4,390
Wages and benefits (Note 4)	110,702	36,263

Gross general and administrative expenses	366,269	181,771

Recovery of general and administrative expenses	(45,500)	(27,360)

Net general and administrative expenses	$ 320,769	$ 154,411

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2003

NOTE 1 - NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon).

The accompanying financial statements have been prepared on a going concern basis that contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company’s working capital is not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits. The continued operations of the Company and recoverability of amounts relating to oil and gas properties is dependant upon the existence of economically viable reserves, farming out oil and gas interests to other participants and obtaining additional equity financing.

The Company is primarily engaged in the acquisition, exploration and development of oil and gas properties in New Zealand, Papua New Guinea and Australia. With the exception of PMP 38148 and PEP 38736, has yet to determine whether its properties contain oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

In PEP 38736, the Kahili-1B sidetrack, drilled in November 2002, the JV encountered a 115 feet gross hydrocarbon column in the Tariki sandstone. Analysis of pressure data from flow testing carried out on the uppermost 50 feet of this zone indicates sufficient gas-condensate reserves to justify development. A review of the development options available is being completed, with a development decision to be made by mid-2003. There are various funding options and development options available, however it is considered that the level of capital commitment for these options can be estimated to be $998,000.

A subsidiary of the Company, Ngatoro Energy Limited (NEL) is named as defendant in a claim by Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited in relation to its interest and operations in respect of the Ngatoro petroleum mining permit (PMP 38148) in Taranaki. Due to the legal proceedings, the Goldie-1 sole risk discovery within PMP 38148 was “shut- in” as at 30th August 2002. As at December 31, 2002, there was no oil revenue being received from Goldie-1. For further details refer to note 5.

On the 2nd April 2003, a gas prepayment agreement was entered into with a New Zealand company, Natural Gas Corporation Holdings Limited (NGC), whereby NGC provided $1,050,400 towards the Company’s ongoing exploration programs. This money was received on April 3, 2003. In return NGC are able to receive a prepurchase of the first $1,050,400 of gas supplied by the Company to NGC, under contracts to be freely negotiated at existing market rates. The Company will negotiate in the first instance with NGC, and if no contract is entered into after a period, the Company is free to seek other markets for the gas.

During the 2002 year the Company issued 1,250,000 shares at $0.80 to assist in funding ongoing exploration and development. Additionally, the Company has periodically reduced its exposure in oil and gas properties by farming out to other participants. The Company intends to continue relying on these measures to finance its exploration and development activities to the extent such measures are available and obtainable under terms acceptable to the Company, however there can be no assurance that the company will be successful.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any

INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

such activity will generate sufficient funds for operations. The inability to obtain one or other of the aforementioned would have an adverse material effect on the Company’s business. The above-noted conditions raise substantial doubt about the validity of the going concern assumption. If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

These consolidated interim financial statements include the accounts of Indo-Pacific Energy Ltd. (“the Company”) and its wholly-owned subsidiaries, Odyssey International Ltd., Indo-Pacific Energy Australia Ltd., Indo-Pacific Energy (PNG) Limited, Source Rock Holdings Limited, Millennium Oil & Gas Limited, Indo-Pacific Energy (NZ) Limited, Ngatoro Energy Limited, Rata Energy Ltd, Trans-Orient Petroleum (Aust) Pty Limited, ZOCA 96-16 Pty Limited and Trans-Orient Petroleum (PNG) Limited.

NOTE 2 - ACCOUNTING PRINCIPLES AND ESTIMATES

The unaudited consolidated interim financial statements of the Company reflect, in the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as at March 31, 2003 and December 31, 2002 and the Company’s consolidated interim results of operations and cash flows for the three month periods ended March 31, 2003 and 2002. The consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions to BC FORM 51-901F of the British Columbia Securities Commission, and do not include all disclosures required for annual financial statements prepared in accordance with Canadian generally accepted accounting principles. Therefore, this BC FORM 51-901F should be read in conjunction with the Company’s annual audited financial statements dated December 31, 2002. The results of the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the full year.

INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2003

NOTE 3 - OIL AND GAS PROPERTIES
	Net Book	Expenditure		Depletion/	Net Book
	Value at	Additions	(Recoveries)	Write Downs	Value at
	December 31,	During the	During the	During the	March 31,
	2002	Year	Year	Year	2003
Proved:
New Zealand
PMP 38148 – Ngatoro Oil Field
	299,609	-	(14,544)	(13,818)	271,247
PMP 38148 – Goldie Oil Field
	502,561	-	(17,698)	-	484,863
Total Proved	$802,170	-	(32,242)	(13,818)	756,110
Unproved:
New Zealand
PEP 38256 – Exploration
	113,894	-	-	-	113,894
PEP 38328 – Exploration[1]
	-	-	-	-	-
PEP 38330 – Exploration
	178,797	-	-	-	178,797
PEP 38332 – Exploration[1]
	-	-	-	-	-
PEP 38335 – Exploration[1]
	-	1,311	-	(1,311)	-
PEP 38716 – Exploration
	83,038	-	(42,641)		40,397
PEP 38723 – Exploration [2]
	-	13,446	-	(13,446)	-
PEP 38736 – Exploration
	2,399,695	390,330	-		2,790,025
PEP 38738 – Exploration
	601	-	-		601
PEP 38480 – Exploration
	-	56,381	-		56,381
PEP 38741 – Exploration
	930,343	47,172	-		977,515
PEP 38746 – Exploration
	-	-	-	-	-
PEP 38748 – Exploration
	-	80,981	-	-	80,981
PEP 38753 – Exploration
	-	-	-	-	-
PEP 38761 – Exploration
	-	22,338	-	-	22,338
New licences/ventures
	56,286	3,475	-	-	59,761
Australia
AC/P 19 – Exploration
	703,347	-	-	-	703,347
AC/P 31 – Exploration
	22,865	-	-	-	22,865
AC/P 26 – Exploration
	196,523	-	-	-	196,523
Papua New Guinea
PPL 192 – Exploration [3]
	884,042	-	-	-	884,042
PPL 215 – Exploration
	420,408	-	-	-	420,408
APPL 235 – Exploration[3]
	-	1,081	-	-	1,081
PPL 228 – Exploration[1]
	-	-	-	-	-
PRL 4 – Stanley Retention
	77,973	952	-	-	78,925
PRL 5 – Elevala Retention
	653,186	136	-	-	653,322
Total Unproved	6,720,998	617,603	(42,641)	(14,757)	7.281,203
Total Proved & Unproved	$ 7,523,168	617,603	(74,883)	(28,575)	8,037,313

INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2003

1. PEP 38328, PEP 38332, PEP 38335, and PPL 228 are currently in the process of being relinquished during 2003. All capital in relation to these permits has been written off as at 31 December 2002.

  PEP 38723 has been relinquished. All capital in relation to this permit has been written off as at 31 March 2003.

3. PPL 192 and PPL 215 are in the process of being replaced as APPL 235.

NOTE 4 - RELATED PARTY TRANSACTIONS

a) Due from Related Parties

At March 31, 2003, the Company was owed $54,495 (December 31, 2002: $52,065) by certain public companies with directors, officers and/or principal shareholders in common with the Company. This amount is unsecured, non-interest bearing and has no fixed terms of repayment. In addition, TAG Oil Ltd, a related party, owe the Company $35,825 as a result of a buy-in into permit 38741. This amount is included within the accounts receivable balance

b) Oil and Gas Properties

Certain participants of oil and gas properties have directors, officers and/or principal shareholders in common with the Company. These participants are subsidiaries of AMG Oil Ltd., TAG Oil Ltd (formerly Durum Cons. Energy Corp.) and Gondwana Energy, Ltd.

c) Other

During the three months to March 31, 2003, the Company paid $43,475 (three months to March 31, 2002 - $22,273) in remuneration and $6,980 (three months to March 31, 2002 – $6,767) in rent to the President of the Company. The company also paid $826 in resident directors fees to a lawyer acting for a subsidiary of the company Trans-Orient Petroleum (PNG) Limited.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

a) Work Commitments

The Company participates in oil and gas exploration and development joint operations with third and related parties and is contractually committed under agreements to complete certain exploration programmes. The Company’s management estimates that the total commitments for the remainder of fiscal year 2003, under various agreements, is approximately $6,400,000.

b) Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities.

INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2003

c) Environmental Laws and Regulations

The Company is not aware of any events of noncompliance in its operations with any environmental laws or regulations nor of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

d) Contingencies

A subsidiary of the Company, Ngatoro Energy Limited (NEL) is named as defendant in a claim by Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited in relation to its interest and operations in respect of the Ngatoro petroleum mining permit (PMP 38148) in Taranaki.

The GPAC claim is for between five to ten million dollars and is primarily to the effect that NEL is in breach of contract and in breach of certain duties to its co-venturer in respect of the Goldie sole risk discovery. Counsel has been engaged and NEL has filed statements of defence and counterclaim.

The case was heard in the High Court, Wellington New Zealand and concluded on April 4, 2003. The Judge has reserved judgement. Counsel considers it unlikely that the claim will succeed. Furthermore the Company will be seeking damages.

NOTE 6 - COMMON STOCK

a) Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

Number
	of Shares	Amount

Balance at December 31, 2002	7,739,324	$ 20,478,365

Issued during the three months to March 31, 2003	-	-

Balance at March 31, 2003	7,739,324	$ 20,478,365

  Incentive Stock Options

The Company may grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services and are non-transferable. The Board of Directors of the Company determines the exercise price. Options have a maximum term of five years and terminate 45 days after the termination of employment or other contracting arrangement of the option holder. Vesting of options may be made at the time of granting of the options or over a period of up to 18 months as set out in each option agreement. Once approved and vested, options are exercisable at any time until expiry or termination as above.

INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2003

The following stock options were outstanding at March 31, 2002:

Number	Type of Option	Date Fully	Number Vested at	Exercise Price	Expiry
of Shares		Vested	March 31, 2003	Price per Share	Date

300,000	Performance shares	-	-	$1.00	October 15, 2007
150,000	Vesting	April 15, 2004	37,500	$1.00	July 6, 2005
200,000
Non Vesting
		-	200,000	$1.00	July 6, 2005
400,000	Vesting	April 15, 2004	187,500	$1.00	July 6, 2005
160,000	Vesting	April 15, 2004	60,300	$1.25	July 6, 2005
50,000	Vesting	October 15, 2003	25,000	$1.25	July 6, 2005
100,000 (1)	Vesting	April 15, 2004	25,000	$0.90	October 15, 2007
100,000	Vesting	October 15, 2003	25,000	$1.25	October 15, 2007
50,000	Vesting	April 15, 2004	12,500	$1.25	October 15, 2007
95,000	Vesting	April 15, 2004	35,500	$1.25	March 26, 2006

1,605,000			608,300

The weighted average exercise price for options outstanding at March 31, 2003 is $0.99 (December 31, 2002: $1.08). No options were exercised during the year.

The weighted average exercise price for options fully vested at March 31, 2003 is $1.06 (December 31, 2002: $1.09). No options were exercised during the March 2003 quarter.

  Drew Cadenhead resigned as director on March 24, 2003. His options (100,000) lapsed on May 8, 2003.

INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2003

c) Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at March 31, 2003:

Number	Price	Expiry
Of Shares	per Share	Date
Warrants:
200,000	$2.00	July 3, 2003
1,250,000	$0.90 (1)	Sept 12, 2004
Series A Warrants(2)
836,845	$1.40	December 31, 2003

2,286,845

  The price per share of the Warrants issued on Sept 12, 2002 increases to $1.15 for the period September 12, 2003 to September 12, 2004.

(2) Upon a commercial discovery in one of the properties purchased from Trans-Orient Petroleum Ltd., for each Series A warrant exercised, a Series B warrant will be issued exercisable at a price of $2.50 per share for a period of one year from the issuance date, but no later than December 31, 2004.

NOTE 7 – EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings / (loss) per share calculations for the three months ended March 31, 2003 and 2002:

Three months to March 31,	2003	2002

Numerator, net income/(loss) for the period	(431,389)	$ 268,881

a) Basic Denominator:
Weighted-average number of shares	7,739,324	6,489,324

Basic earnings/(loss) per share	($ 0.06)	$ 0.04

b) Diluted Denominator:
Weighted-average number of shares	7,739,324	6,489,324

Diluted earnings/(loss) per share	($ 0.06)	$ 0.04

Due to net losses incurred for the period, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

INDO-PACIFIC ENERGY LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended March 31, 2003

NOTE 8: SEGMENTED INFORMATION

For three Months to March 31, 2003:
	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production		80,149			80,149
Interest	1,035	1,532			2,567
Total Revenue	1,035	81,681			82,716

Profit / (loss)	(93,142)	(336,205)	1,050	(3,092)	(431,389)

Total Assets	491,769	5,966,025	933,317	2,073,084	9,464,195

For three Months to March 31, 2002:

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	-	663,192	-	-	663,192
Interest	754	11,470	-	-	12,224
Total Revenue	754	674,662	-	-	675,416

Profit / (loss)	$ (61,840)	$ 331,730	$ (295)	$ (714)	$ 268,881

Total Assets	$ 1,542,116	$ 8,923,937	$ 301,178	$ 956,509	$ 11,723,740

NOTE 9 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period’s presentation.

NOTE 10 - SUBSEQUENT EVENTS

Lapse of Securities

Options to purchase 100,000 shares of the Company at a price of $0.90 previously granted to directors lapsed without being exercised, on May 8, 2003 due to that director’s resignation.

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULES B AND C

ISSUER DETAILS

NAME OF ISSUER: INDO-PACIFIC ENERGY LTD.

ISSUER ADDRESS: 284 KARORI ROAD,

WELLINGTON,

NEW ZEALAND

ISSUER TELEPHONE NUMBER: (64) 4 476 2717

ISSUER FACSIMILE NUMBER: (64) 4 476 0120

CONTACT NAME AND POSITION: DAVID BENNETT, PRESIDENT AND CEO

CONTACT TELEPHONE NUMBER: (64) 4 476 2717

CONTACT EMAIL ADDRESS: mail@indopacific.co.nz

WEB SITE ADDRESS: www.indopacific.com

FOR THE QUARTER ENDED: MARCH 31, 2003

DATE OF REPORT: MAY 30, 2003

CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Bennett” David Bennett 03/05/30

DIRECTOR’S SIGNATURE PRINT FULL NAME DATE SIGNED (YY/MM/DD)

“David McDonald” David McDonald 03/05/30

DIRECTOR’S SIGNATURE PRINT FULL NAME DATE SIGNED (YY/MM/DD)

INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)
For the Quarter Ended March 31, 2003

1. Analysis of Expenses and Deferred Costs

General and Administrative Expenses

Refer to the Consolidated Interim Schedules of Gener4al and Administrative Expenses of the Company’s Consolidated Interim Financial Statements for the quarter ended March 31, 2003 filed as Schedule A of BC Form 51-901F.

Acquisition and Exploration Expenditures

Refer to Schedule C of this report and Note 3 - Oil and Gas Properties of the Company’s Consolidated Interim Financial Statements for the quarter ended March 31, 2003 filed as Schedule A of BC Form 51-901F.

2. Related Party Transactions

Refer to Note 4 - Related Party Transactions of the Company’s Consolidated Interim Financial Statements for the quarter ended March 31, 2003 filed as Schedule A of BC Form 51-901F.

3. Summary of Securities Issued and Options Granted During the Period

a) Securities issued during the three months to March 31, 2003

No shares were issued in the three months to March 31, 2003.

b) Options granted during the three months to March 31, 2003

No options were granted in the three months to March 31, 2003.

During the period, 200,000 options exercisable at $1.25 lapsed, due to the option holder ceasing involvement with the Company.

4. Summary of Securities as at the End of the Reporting Period (March 31, 2003)
a) Authorized share capital:
Unlimited common shares without par value
b) Number and Recorded Value of Shares issued and outstanding:
7,739,324 common shares representing a recorded value of $20,478,365

  Stock options outstanding:

Refer to Note 6 b) Common Stock Incentive Stock options of the Company’s Consolidated Interim Financial Statements for the quarter ended March 31, 2003 filed as Schedule A of BC Form 51-901F

  Share Purchase Warrants Outstanding

Refer to Note 6 c) Common Stock Share Purchase Warrants of the Company’s Consolidated Interim Financial Statements for the quarter ended March 31, 2003 filed as Schedule A of BC Form 51-901F.

  Total Shares held in escrow None

INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)
For the Quarter Ended March 31, 2003

5. List of the Directors and Officers as at the Date this Report is Signed and Filed

David McDonald

Chairman and Director (1)

David Bennett, Ph.D.

President, CEO and Director

Ron Bertuzzi, B.A. Econ.

Director (1)

Bernhard Zinkhofer, B.Comm., LLB., C.A.

Director (1)

Jenni Lean, B.Sc., M.B.A.

Corporate Affairs Manager

Jeanette M. Watson, B.Sc., LLB.

Secretary

(1) Member of audit committee

Refer to Corporate information included in Schedule C of BC Form 51-901F.

2. Description of Business

Indo-Pacific Energy Ltd. (‘the Company”) is an independent oil and gas exploration company with offices in Wellington, New Zealand, and Vancouver, British Columbia, focused exclusively in the Austral-Pacific region. The Company currently holds varying interests in approximately 1.5 million acres of exploration permits in New Zealand, 0.5 million acres of exploration permits in Australia, and 1.8 million acres of exploration interests in Papua New Guinea. The Company also has a 5% interest in a hydrocarbon production permit in New Zealand, which generates production revenues, and which includes a 40.43% sole risk interest in a separate oil pool, and a 45% interest in a discovery for which a development program is being formulated. The Company’s primary focus is the acquisition and exploration of oil and gas properties; and the majority of the Company’s permits are in the exploration stage. The Company’s policy is to acquire interests, and, where possible, to minimize its risk exposure by farming out or joint venturing property interests to other industry participants.

3. Discussion of Operations and Financial Condition

First Quarter Ended March 31, 2003

Gross oil production revenue from the Company’s 5% Ngatoro interest in the New Zealand production-mining permit PMP 38148 was $73,313 for the quarter ended March 31, 2003 compared to $660,561 (includes Goldie-1 revenue) for the quarter ended March 31, 2002. Production from the Goldie-1 oil discovery continues to be “shut in” as from the 30th August 2002, and this is the primary reason for the decrease in revenues. Sales volumes have decreased from 31,831 barrels to 2,307 barrels because of the shut in. There has been an increase of US$13.31 in the average crude oil selling price from US$18.48 per barrel of oil to US$31.79 per barrel over the comparable quarters. Natural gas production revenues from the Ngatoro field were $6,836 compared to $2,631 for 2002. Direct production costs and royalties for the quarter were $127,575 against $208,295 for the first quarter 2002 and the Company realized a net production deficit of $61,244 compared to revenues of $411,068, subsequent to recording $13,818 (2002 - $43,829) of depletion. The production deficit for the quarter was mainly due to Goldie-1 legal and consulting fees in defending the Statement of Claim by Greymouth Petroleum Acquisition Company Ltd.

The Goldie-1 well was drilled by the Company, in February-March 2001, as a sole risk operation, whereby the Company funded the entire cost of the well and is entitled to 100% of production from this well until the sole risk premium is reached. The well was a successful oil discovery, with approximately 217,856 barrels produced and sold up to August 2002.

On 16 April 2002, Greymouth Petroleum Acquisition Company Ltd. (‘GPAC’) completed the acquisition of Shell’s 59.56% interest in PMP 38148. On July 25, 2002, GPAC lodged a Statement of Claim in the High Court of New Zealand regarding its entitlements with respect to the Goldie sole risk field, which lies within PMP 38148. Goldie-1 was shut-in due to non-approval of flaring consents by the Ministry of Economic Development.

Administrative expenses increased to $320,769 for the March 2003 quarter compared to that of the March 2002 quarter of $154,411. The increase reflects the worldwide increase in Well control insurance due to global reasons of September 11, 2001 and the Iraq war.

For the first quarter ended March 31, 2003, the Company had a deficit of $431,389 compared to a profit of $268,881 for March 2002, the decrease being mostly due to Goldie oil production ceasing. These results included interest income earned on surplus cash balances of $2,567 (2002 - $12,224). The March 2003 quarter included $14,757 of write-offs to Oil and Gas Properties relating to permits recently relinquished (2002 Qtr - $Nil).

3 Months to March 31, 2003 Exploration Activities

New Zealand Permit PMP 38148; Taranaki Basin (5%)

By end April 2003, the Ngatoro wells (excluding Goldie-1) had produced over 3.5 million barrels of oil and 7.2 billion cubic foot of gas. Gas continued to be sold under long-term contract, and oil sold on a monthly basis at world market reference prices. At the end of March 2003, production from the Ngatoro field was averaging 617 barrels of oil per day (Company share 31 barrels per day) compared to 900 bopd (Company share 45 bopd) at March 2002, and 1.1 million cubic foot of gas per day (Company share 0.06). Remaining recoverable oil reserves under primary recovery are estimated at 0.52 million barrels. However, independent reviews recognise that approximately two million barrels of additional oil could be recovered from the N1 pool of the Ngatoro Field through a water flood project, as is successfully employed at the adjacent Kaimiro oil field. It is planned that a water flood project will be initiated during the 2003 year.

The Company funded its 5% share of the cost of the Tabla-1 well in 2002. This well remains to be tested, with further estimated expenditures required of $95,000 during fiscal 2003.

New Zealand Permit PMP 38148; Taranaki Basin, Goldie Oil Field (40.43%sole risk)

The Goldie-1 well was placed in long-term production in March 2001. By end August 2002, the well had produced 217,856 barrels of oil. Oil production had stabilised at around 255 barrels per day by August 2002, when the well was required to be shut-in, due to non-approval of flaring consents by the Ministry of Economic Development.

The Goldie-2 well is planned to test the southern part of the Goldie pool, but has yet to be drilled, and a water injection recovery enhancement project also awaits the drilling of the Goldie-2 well.

On 16 April 2002, Greymouth Petroleum Acquisition Company Ltd. (‘GPAC’) completed the acquisition of Shell’s 59.56% interest in PMP 38148. On July 25, 2002, GPAC lodged a Statement of Claim in the High Court of New Zealand regarding its entitlements with respect to the Goldie sole risk field. In summary, GPAC’s principal claims are:

(i) That it is entitled to a 92.26% share of production revenues from Goldie;

(ii) That it disputes Goldie-1 has been developed for production and that consequently it claims the sole risk premium is effectively zero and that GPAC is, therefore, entitled to 92.26% percent of all past and future revenues;

(iii) That Ngatoro Energy Ltd is in breach of the Joint Venture Operating Agreement, and that GPAC is, therefore, entitled to remove Ngatoro Energy Ltd as Goldie operator and assume that position;

(iv) That the field is being produced in a sub optimal manner such that GPAC is entitled to recompense for this and for gas flared; and

(v) That GPAC is entitled to purchase the gas produced.

The Company disputes these claims, and Ngatoro Energy Limited lodged a Statement of Defence with the Court on August 26, 2002. The full Court hearing commenced on March 17, 2003 and was completed on April 4, 2003. Judgement was reserved and is still to be given, as at May 30, 2003. Pending resolution of this litigation and a market for Goldie gas being established, the Goldie-1 well remains shut-in and no action to drill Goldie-2 is being undertaken.

New Zealand Permit 38256 (20%); Canterbury

The permit work program requires the Company to incur minimum exploration expenditures for the 2003 fiscal year. It is currently planned to undertake some geological and geophysical work on prospects associated with the Rakaia Trough, within the permit area. Two parties are considering withdrawing from this permit and the Company is considering taking up their pro-rata share of interest in this permit.

New Zealand Permit 38330 (34.28%); East Coast

The Waingaromia-2 well commenced in late April 2002. Despite the proximity of the spectacular Waitangi oil seeps, and of oil in several old well bores, this well was unsuccessful and was plugged and abandoned.

New Zealand Permits 38328 & 38332 (62.5%); East Coast

These permits do not require the Company to incur minimum exploration expenditures for the 2003 fiscal year. The Company and its joint venture participant agreed, during the period, to relinquish these permits as the work to date has shown that they have not proven to be prospective.

New Zealand Permit 38480 (75%); Offshore Taranaki

This permit was granted to the Company in August 2002. It requires the Company to undertake a 2D seismic programme to detail prospects in the permit area, at an estimated cost of $54,000. This programme was acquired in February 2003. Data processing continues as at report date.

New Zealand Permit PEP 38716 (14.05%); Taranaki Basin

The Huinga-1B well was commenced in April 2002, and later plugged and suspended. The Company will be required to fund $142,000 of exploration expenditures for the 2003 fiscal year. The Company’s interest in the permit has increased to 14.05% during the period, as a consequence of the decision by one JV participant to withdraw from the permit.

New Zealand Permit PEP 38736 (45%); Taranaki Basin

The Kahili-1B sidetrack well was drilled in November 2002, and encountered a 115 feet gross hydrocarbon column in the Tariki sandstone. Analysis of pressure data from flow testing carried out on the uppermost 50 feet of this zone indicates sufficient gas-condensate reserves to justify development. Test production sales (during 2002) of condensate (light oil) from this initial test totalled $11,213 from approximately 428 barrels. A subsequent test after the end of the reporting period (in April/May 2003) recovered an additional 1236 barrels of condensate over a seven day period.

A review of the development options available is being completed, with a development decision to be made by mid-2003. It is anticipated that the Company’s share of development costs is likely to be in the order of $1,000,000. The permit does not require the Company to incur minimum exploration expenditures for the 2003 fiscal year.

New Zealand Permit PEP 38738 (33.5%); Taranaki Basin

This permit was originally granted on January 15, 2000 and was acquired by the Company in October 2002. The Company and its current JV participant agreed after the balance date to assign 33% to IRM Malaysia Inc., thereby reducing their interests to 33.5% each.

PEP 38738 was acquired in return for the grant of a 25% net profits royalty. The burden of this royalty is now shared by all the JV participants in their participating interest shares, except that in relation to production from the Cheal prospect, the Company and Cheal Petroleum Limited will each receive a 3.5% ad valorem royalty from IRM while each retaining a 50% burden of the 25% accounting profits royalty.

The participants are re-entering the Cheal-1 well, drilled in 1995 by the then permit holder, and which tested oil and gas from a shallow secondary target. They intend to undertake further testing of the Cheal 1 well, aimed at establishing the potential for commercial development. This program commenced after the reporting period, on May 14, 2003.

New Zealand Permit PEP38741 (30%); Taranaki Basin

This permit was granted on May 24, 2002, and requires the Company to incur $89,000 exploration expenditure for the 2003 fiscal year, including a 3D seismic survey, which was conducted over PEP 38741 and adjacent permit areas during the period. Data processing continues as at report date.

New Zealand Permit PEP 38746 (25%); Taranaki Basin

This permit was granted on August 8, 2002. The permit’s work commitments require the Company to drill an exploration well in the latter part of the 2003 fiscal year, at indicative cost to the Company of $670,000.

New Zealand Permit PEP 38748 (25%); Taranaki Basin

This permit was granted on August 8, 2002, with an interest to the Company of 37.5%. The Company transferred 12.5% to one of the current JV participants during the period. An application to extend the area of this permit to encompass adjoining areas previously covered by PEP 38723 was approved by the Government, on February 13, 2003.

The permit’s work commitments require the Company to incur $49,000 exploration expenditure for the 2003 fiscal year, including a 3D seismic survey which was conducted over PEP 38748 and adjacent permit areas during the period. Data processing continues as at report date.

New Zealand Permit PEP 38753 (50%); Taranaki Basin

This permit was granted on August 8, 2002. Seismic reprocessing and interpretation continued during late 2002 and early 2003, as precursor work to the drilling of an exploration well in third quarter, 2003.

New Zealand Permit PPP 38761 (27.5%); Taranaki Basin

This permit was granted to the Company and other JV participants in February 2003. The term was set as the earlier of one year after grant or the closing of bids for acreage which includes the area covered by this permit. Such bids have now been invited, the closing date for which is October 31, 2003, so PPP 38761 expires on that date.

The Company has completed a 3D seismic survey over PPP 38761 and adjacent permit areas, and continues to process the resultant data.

Australia Permit AC/P 19 and AC/P 31 (100%); Timor Sea

These adjacent permits are operated by the Company in conjunction with each other. The Company has completed the work program required for the first five years, including acquiring, during January 2002, a further 90km of seismic data to firm up the Ursa prospect for drilling. Processing of this data continues. Suspension of the permit obligations until end 2002 was sought and granted in June 2002, allowing time to complete technical evaluations. Year 6 of the permit is now calendar 2003.

The Company is required to complete a further program including drilling one exploration well by December 2003. This expenditure will be significantly reduced by farmout or sale to a third party; otherwise the permit will be surrendered. During the year, the other party in the permit assigned their interest to the Company, which now holds 100% of the equity.

AC/P 31 also requires acquisition of a minimum of 40 kms of new 2D seismic in year 3 and 4 and the integration and interpretation of this into the existing database. Pending availability of a seismic vessel this is to be completed by September 11, 2003 (the end of permit year 4).

Australia Permit AC/P 26 (50%); Timor Sea

Anadarko Petroleum Ltd funded the entire obligation well in 2002, drilling the Anson North-1 well in February 2002. Subsequently, Anadarko decided not to exercise its option to take up an interest in the permit. Rossini and Anson West remain the preferred prospects in this permit and the results of Anson North do not degrade these prospects.

The Company's share of the committed work program for the 2003 fiscal year does not require any expenditures to be incurred.

Papua New Guinea Licence PPL 192 (60%) and 215 (80%); Onshore Papuan Basin

An application has been made to replace these two licences with a single permit covering the most prospective part of the acreage. This application has been registered as APPL 235, and has been offered to the Company by the PNG Department of Petroleum and Energy. The Company holds 90% of the APPL 235 application, and will be operator of the new licence. The initial work stage of APPL 235, when granted, will be to drill an exploration well within the first two years of the licence, at a cost of approximately US$10m. This will be farmed out.

Papua New Guinea Licences PRLs 4 & 5 (7.5%)

A review of hydrocarbon entrapment within these permit areas was completed during 2001. Apart from the known fields, as established by the Elevala-1, Ketu-1 and Stanley-1 gas-condensate discovery wells, the review established several other large targets in the areas. The joint venture is considering a condensate stripping and gas re-injection project at Elevala.

Papua New Guinea Licence PPL 228 (10%)

This licence includes part of the area originally held as PPL 213, and was granted on June 26, 2001 for an initial six year term. The Amdi structure has been mapped as having major oil trapping potential. The PPL 228 joint venture is currently considering whether or not to surrender this permit, in conjunction with a top file application for a further permit over a similar area.

Related Party Transactions

Refer to Note 4 Related Party Transactions of the Company’s Consolidated Interim Financial Statements for the quarter ended March 31, 2003 filed as Schedule A of BC Form 51-901F

Material Contracts

No material contracts other than those entered into in the ordinary course of business as noted in “Exploration Activities” have been entered into by the Company during the reporting period.

Investor Relations Contract

The Company has a contract with 573634 B.C. Ltd DBA Republic Communications of Vancouver, B.C., Vancouver to provide investor relations services. The agreement was initially for six months from February 15, 2002 and was renewed for one year from August 15, 2002. Republic is paid $4,000 per month plus expenses, and was granted 100,000 options at an exercise price of $1.25 on October 15, 2002. The agreement may be terminated at any time for default, and is non-assignable. Republic has provided newsletter, website and news release services during the reporting period. The total paid to Republic during the reporting period was US$17,770.

Contingenices/Litigation

A subsidiary of the Company, Ngatoro Energy Limited (NEL) is named as defendant in a claim by Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited in relation to its interest and operations in respect of the Ngatoro petroleum mining permit (PMP 38148) in Taranaki.

The GPAC claim is for between five to ten million dollars and is primarily to the effect that NEL is in breach of contract and in breach of certain duties to its co-venturer in respect of the Goldie sole risk discovery. Counsel has been engaged and NEL has filed statements of defence and counterclaim.

The case was heard in the High Court, Wellington New Zealand and concluded on April 4, 2003. The Judge has reserved judgement. Counsel considers it unlikely that the claim will succeed. Furthermore the Company will be seeking damages.

Other Information

Drew Cadenhead resigned as a director with effect from March 24, 2003.

During the reporting period, 200,000 options granted to consultants lapsed due to the grantees ceasing involvement with the Company.

One of the Company’s subsidiaries, PEP38716 Limited, changed its name to Rata Energy Limited in February 2003.

  Subsequent Events

In addition to the matters reported in the section “Period to March 31, 2003 Exploration Activities”, the following matters occurred after the end of the reporting period:

  Lapse of Securities

Options to purchase 100,000 shares of the Company at a price of $0.90 previously granted to directors lapsed without being exercised, on May 8, 2003 due to that director’s resignation.

  Material Contract

A gas prepayment agreement was entered into with a New Zealand company, Natural Gas Corporation Holdings Limited (NGC), whereby NGC provided $1,050,400 towards the Company’s ongoing exploration programs. This money was received on April 3, 2003. In return NGC are able to receive a prepurchase of the first $1,050,400 of gas supplied by the Company to NGC, under contracts to be freely negotiated at existing market rates. The Company will negotiate in the first instance with NGC, and if no contract is entered into after a period, the Company is free to seek other markets for the gas.

One of the Company’s subsidiaries, Millennium Oil & Gas Limited, has granted to NGC a charge over its 25% interest in PEP 38736, in guarantee of the Company’s obligations under the agreement.

5. Financings, Principal Purpose and Milestones

There were no financings arranged nor securities issued during the quarter.

6. Liquidity and Solvency

The Company had cash and short-term deposits of $631,148 at March 31, 2003 compared to $2,329,535 as of March 31, 2002 and $1,292,827 at December 31, 2002. Working capital as at March 31, 2003 was $923,946 against $2,737,021 for March 31, 2002 and $1,826,745 for December 31, 2002. Operating activities used $118,959 in cash during the quarter ended March 31, 2003 compared to cash used of $87,401 in 2002. $542,720 was invested in the Company’s oil and gas exploration activities described herein versus $865,071 for the quarter ended March 31, 2002, whilst there were no purchases of property and equipment during both March quarters. The net effect of these transactions was a use of cash of $661,679 for the quarter ended March 31, 2003 compared to $952,472 for the comparable March 2002 quarter.

The Company’s working capital is not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits. The Company actively seeks farm-in partners for permits in which it has significant obligations and as well as additional equity financing, in order to maintain the permits in good standing with the issuers.

There can be no assurance that the Company will be successful in finding farm-in partners or that it will be successful in obtaining equity financing on suitable terms, if at all. The inability to obtain one or other of the aforementioned would have an adverse material effect on the Company’s business.

“Dr. David Bennett”

President and Chief Executive Officer

This quarterly report contains forward-looking statements that are based on management’s expectations and assumptions. They include statements preceded by words and phrases such as “intend”, “believe”, “will be expected”, “is estimated”, “plans”, “anticipates”, or stating that certain actions, events or results “will”, “may” or “could” be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.

Corporate Information

DIRECTORS AND OFFICERS	BANKERS

David McDonald, BSc.	Bank of Montreal
Chairman of the Board (1)	Vancouver, British Columbia, Canada
Brisbane, Australia
David Bennett, Ph.D.	ASB Bank
President, CEO and Director	Wellington, New Zealand
Wellington, New Zealand
Ron Bertuzzi B.A. Econ.	LEGAL COUNSEL
Director (1)
Vancouver, British Columbia	Minter Ellison
Bernie Zinkhofer B.A. Econ.	Adelaide, South Australia, Australia
Director (1)
Vancouver, British Columbia	Gavin Adlam
Jeanette M. Watson, B.Sc.,LLB.	Wellington, New Zealand
Secretary
Wellington, New Zealand	Posman Kua & Aisi
Jenni Lean, B.Sc., M.B.A.	Port Moresby, Papua New Guinea
Manager, Corporate Affairs
Wellington, New Zealand	Lang Michener
(1) Member of audit committee	Vancouver, British Columbia, Canada

CORPORATE OFFICE	Harris Mericle & Wakayama
Seattle, United States of America
Indo-Pacific House
284 Karori Road,Karori	Anton Campion Macdonald
Wellington New Zealand	Whitehorse, Yukon, Canada
Website: www.indopacific.com	AUDITORS

SHAREHOLDER RELATIONS	BDO Spicers
Wellington, New Zealand
Republic Communications Inc.
Email: ir@indopacific.com Telephone: 1 866 999 4639	REGISTRAR AND TRANSFER AGENTS
Pacific Corporate Trust Co. Corporate Services Division
SUBSIDIARIES	Vancouver, British Columbia, Canada
Source Rock Holdings Limited
Indo-Pacific Energy (NZ) Limited	Computershare Registry Services Ltd Auckland, New Zealand
Ngatoro Energy Limited Rata Energy Limited
Millennium Oil & Gas Limited Odyssey International Ltd	SHARE LISTING
Indo-Pacific Energy Australia Ltd	Currently listed on the OTCBB
Trans-Orient Petroleum (Aust) Pty Ltd	Symbol: INDOF
ZOCA 96-16 Pty Ltd	Symbol: IPE on the Unlisted Securities
Indo-Pacific Energy (PNG) Limited	Market of the New Zealand Stock Exchange
Trans-Orient Petroleum (PNG) Limited